EXHIBIT 99.1

AB Volvo sells reinsurance company to Ikano

GOTEBORG, Sweden, Dec. 17, 2004 (PRIMEZONE) -- AB Volvo sells reinsurance company to Ikano

AB Volvo is selling the reinsurance company Volvo Group Re (Luxembourg) S.A. to Ikano S.A. The sale generates a capital gain of SEK 34 M.

Volvo Group Re (Luxembourg) S.A. was formed in 1985 and became part of the Volvo Group in conjunction with the acquisition of Cardo. Since 1988 it has been an integral part of Volvo's own reinsurance operations together with the Swedish parent company, Volvo Group Insurance Forsakrings AB, and a sister company in Dublin, Volvo Group Insurance (Ireland) Ltd. Operations have involved reinsuring Volvo's property, business disruption and liability risks and of certain personnel insurance coverage with premiums paid by the company.

December 17, 2004

For further information, please contact Marten Wikforss, +46 31 66 11 27

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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